Exhibit 4.9

MANAGEMENT AGREEMENT

THIS AGREEMENT made as of the lst day of July, 2004
BETWEEN:

RIPPLE LAKE MINERALS INC. a British Columbia corporation having its head office at 305 - 595 Howe Street, Vancouver B.C. V6C 2T5
(hereinafter referred to as "RLM").

AND:

CHRISTOPHER POLLARD of 204 -6415 West Boulevard, Vancouver, B.C. V6M 3X6
(hereinafter referred to as the "Manager")

WHEREAS RLM is in the business of acquiring, exploring and developing mineral exploration projects;

AND WHEREAS the Manager has extensive experience in providing administrative services to junior resource companies and RLM wishes to engage the Manager to provide such services;

AND WHEREAS the parties are desirous of entering into this Agreement for the purpose of fixing the compensation and terms applicable of the Manager during the period hereinafter set out;

NOW THEREFORE THIS AGREEMENT WITNESSES that the parties hereto, in consideration of the premises and of the respective covenants and agreement on the part of each of them herein contained, do hereby covenant and agree each with the other as follows:

1. RLM hereby engages the Manager and the Manager hereby accepts such position upon the terms and conditions hereinafter set out.

2. This Agreement will commence on July 1, 2004 (the "Commencement Date") and will have a two year term and will be thereafter annually renewable by mutual agreement, subject to earlier termination for cause as is hereinafter provided.

3. The Manager's responsibilities will be to provide general administration services and such additional management services as President of RLM directs from time to time.

4. The Manager will devote not less than 30% of his time and attention to the management of the affairs of RLM.

5. RLM will pay the Manager management fees of CDN$2,500 per month throughout the term of this Agreement.

6. RLM will reimburse the Manager for any and all reasonable documented expenses actually and necessarily incurred by him in connection with the performance of his duties under this Agreement. The Manager will furnish RLM with an itemized account of his expenses, on a monthly basis, in such form or forms as may reasonably be required by RLM.

7. On the date on which RLM's Stock Option Plan becomes effective and the first options are issued to directors and officers under such plan, RLM will issue to the Manager options to purchase 200,000 shares of RLM. The Manager's options will entitle the Manager to purchase shares of RLM at the price at which are RLM's shares are sold under its initial public offering. The parties acknowledge that, from time to time, as options are taken up by participants in RLM's Stock Option Plan, new options will be granted to the Manager during the term of this Agreement within the terms of the Stock Option Plan and as determined by the Board of Directors from time to time.

8. This Agreement may be terminated by RLM for just cause on giving no less than 30 days advance notice in writing to the Manager. The Manager may waive the notice, in whole or in part. Upon termination of this Agreement as aforesaid all consulting fees payable to the Manager shall be paid up to the end of the 30-day termination period.

9. No amendment to or variation of the terms of this Agreement will be effective or binding upon the parties hereto unless made in writing and signed by both of the parties hereto.

10. In the event that any provisions of this agreement shall be deemed void or invalid by a court of competent jurisdiction, the remaining provisions shall be and remain in full force and effect.

11. Neither party shall have the right to assign this Agreement or any interest therein without the prior written consent of the other party.

12. This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia.

IN WITNESS THEREOF the parties hereto have duly executed this agreement as of the date first above written.

Ripple Lake

Per: /s/ Robert Lipsett
authorized signatory

Christopher Pollard

/s/ Christopher Pollard